UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Coty Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value
(Title of Class of Securities)

222070203
(CUSIP Number)

David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, NY 10001
(212) 750-8300

with a copy to:

Marni Lerner
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Telephone: (212) 455-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 222070203	13D
1	NAMES OF REPORTING PERSONS
KKR Rainbow Aggregator L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
149,116,978(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
149,116,978(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
149,116,978(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Represents 853,943 shares of Series B Convertible Preferred Stock, par value $0.01 per share (“Series B Preferred Stock”), of Coty Inc. (the “Issuer”) convertible into shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), of the Issuer, based on the current liquidation preference and accrued dividends on such shares.  See Item 5.

CUSIP No. 222070203	13D
1	NAMES OF REPORTING PERSONS
KKR Rainbow Aggregator GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
149,116,978(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
149,116,978(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
149,116,978(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 853,943 shares of Series B Preferred Stock convertible into shares of Class A Common Stock, based on the current liquidation preference and accrued dividends on such shares.  See Item 5.

CUSIP No. 222070203	13D
1	NAMES OF REPORTING PERSONS
KKR European Fund V (USD) SCSp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
149,116,978(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
149,116,978(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
149,116,978(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Represents 853,943 shares of Series B Preferred Stock convertible into shares of Class A Common Stock, based on the current liquidation preference and accrued dividends on such shares.  See Item 5.

CUSIP No. 222070203	13D
1	NAMES OF REPORTING PERSONS
KKR Associates Europe V SCSp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
149,116,978(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
149,116,978(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
149,116,978(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Represents 853,943 shares of Series B Preferred Stock convertible into shares of Class A Common Stock, based on the current liquidation preference and accrued dividends on such shares.  See Item 5.

CUSIP No. 222070203	13D
1	NAMES OF REPORTING PERSONS
KKR Europe V S.a r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
149,116,978(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
149,116,978(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
149,116,978(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 853,943 shares of Series B Preferred Stock convertible into shares of Class A Common Stock, based on the current liquidation preference and accrued dividends on such shares.  See Item 5.

CUSIP No. 222070203	13D
1	NAMES OF REPORTING PERSONS
KKR Europe V Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
149,116,978(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
149,116,978(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
149,116,978(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 853,943 shares of Series B Preferred Stock convertible into shares of Class A Common Stock, based on the current liquidation preference and accrued dividends on such shares.  See Item 5.

CUSIP No. 222070203	13D
1	NAMES OF REPORTING PERSONS
KKR Group Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
149,116,978(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
149,116,978(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
149,116,978(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Represents 853,943 shares of Series B Preferred Stock convertible into shares of Class A Common Stock, based on the current liquidation preference and accrued dividends on such shares.  See Item 5.

CUSIP No. 222070203	13D
1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
149,116,978(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
149,116,978(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
149,116,978(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Represents 853,943 shares of Series B Preferred Stock convertible into shares of Class A Common Stock, based on the current liquidation preference and accrued dividends on such shares.  See Item 5.

CUSIP No. 222070203	13D
1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
149,116,978(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
149,116,978(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
149,116,978(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Represents 853,943 shares of Series B Preferred Stock convertible into shares of Class A Common Stock, based on the current liquidation preference and accrued dividends on such shares.  See Item 5.

CUSIP No. 222070203	13D
1	NAMES OF REPORTING PERSONS
KKR Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
149,116,978(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
149,116,978(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
149,116,978(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Represents 853,943 shares of Series B Preferred Stock convertible into shares of Class A Common Stock, based on the current liquidation preference and accrued dividends on such shares.  See Item 5.

CUSIP No. 222070203	13D
1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
149,116,978(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
149,116,978(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
149,116,978(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Represents 853,943 shares of Series B Preferred Stock convertible into shares of Class A Common Stock, based on the current liquidation preference and accrued dividends on such shares.  See Item 5.

CUSIP No. 222070203	13D
1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
149,116,978(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
149,116,978(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
149,116,978(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Represents 853,943 shares of Series B Preferred Stock convertible into shares of Class A Common Stock, based on the current liquidation preference and accrued dividends on such shares.  See Item 5.

This Amendment No. 2 to the Schedule 13D (this “Amendment No. 2”) filed by the Reporting Persons (as defined below) relates to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Coty Inc., a Delaware corporation (the “Issuer”) and amends the prior Statement on Schedule 13D filed on June 12, 2020, as amended by Amendment No. 1 filed on November 16, 2020 (the “Prior 13D”, and as amended hereby, this “Schedule 13D”).

Each Item below amends and supplements the information disclosed under the corresponding Item of the Original Schedule.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Original Schedule.

This statement on Schedule 13D is being filed by:

(i)	KKR Rainbow Aggregator L.P., a Delaware limited partnership;
(ii)	KKR Rainbow Aggregator GP LLC, a Delaware limited liability company;
(iii)	KKR European Fund V (USD) SCSp, a société en commandite spéciale governed by the laws of Grand Duchy of Luxembourg;
(iv)	KKR Associates Europe V SCSp, a société en commandite spéciale governed by the laws of Grand Duchy of Luxembourg;
(v)	KKR Europe V S.a r.l., a société à responsabilité limitée governed by the laws of Grand Duchy of Luxembourg;
(vi)	KKR Europe V Holdings Limited, a Cayman Islands exempted limited company;
(vii)	KKR Group Partnership L.P., a Cayman Islands exempted limited partnership;
(viii)	KKR Group Holdings Corp., a Delaware corporation;
(ix)	KKR & Co. Inc., a Delaware corporation;
(x)	KKR Management LLP, a Delaware limited liability partnership;
(xi)	Henry R. Kravis, a United States citizen; and
(xii)	George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xii) are collectively referred to herein as the “Reporting Persons”).

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in amended and restated Annex A hereto is incorporated by reference in this amended Item 2.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a) - (c) of Item 5 are hereby amended and restated in their entirety as follows:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b). The Reporting Persons beneficially own 853,943 shares of Series B Preferred Stock. Series B Preferred Stock has an initial liquidation value of $1,000 per share and holders of Series B Preferred Stock are entitled to a cumulative dividend at a rate of 9.0% per annum, accruing daily and payable quarterly in arrears, subject to adjustment as described in Item 6 of this Schedule 13D. Each share of Series B Preferred Stock is convertible at any time at the option of the holder thereof into (i) the number of shares of Class A Common Stock equal to the quotient of (A) the sum of the liquidation preference and any accrued dividends with respect to such share of Series B Preferred Stock as of the applicable conversion date divided by (B) the conversion price as of the applicable conversion date plus (ii) cash in lieu of fractional shares. The initial conversion price is a dollar amount equal to $1,000 divided by the initial conversion rate of 160.2564, or approximately $6.24 per share. The initial conversion rate is subject to adjustment from time to time upon the occurrence of certain customary events in accordance with the terms of the Series B Certificate of Designations.  Dividends will be payable in cash, by increasing the amount of accrued dividends with respect to a share of Series B Preferred Stock, or any combination thereof, at the sole discretion of the Issuer.

All of the computations and share amounts used herein do not give effect to any accretion on the shares of Series B Preferred Stock after the date of filing. As a result of its beneficial ownership of Series B Preferred Stock, including the accretion of dividends thereon as of the date of filing, the Reporting Persons may be deemed to beneficially own an aggregate of 149,116,978 shares of Class A Common Stock which would be received upon conversion of the Series B Preferred Stock as of the date hereof, which represents, in the aggregate, approximately 16.3% of the outstanding shares of the Issuer’s Class A Common Stock, as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.  Pursuant to the terms of the Series B Certificate of Designations, due to accretion of dividends, the number of shares of Class A Common Stock into which the Series B Preferred Stock may be converted may increase over time.

The percentage of beneficial ownership in this Schedule 13D is based on 766,065,761 shares of Class A Common Stock outstanding as of August 19, 2021 as set forth in the Annual Report on Form 10-K filed by the Issuer on August 26, 2021.

Each of KKR Rainbow Aggregator GP LLC (as the general partner of KKR Rainbow  Aggregator L.P.), KKR European Fund V (USD) SCSp (as the sole member of KKR Rainbow Aggregator GP LLC), KKR Associates Europe V SCSp (as the general partner of KKR European Fund V (USD) SCSp), KKR Europe V S.a r.l. (as the general partner of KKR Associates Europe V SCSp), KKR Europe V Holdings Limited (as the sole shareholder of KKR Europe V S.a r.l.), KKR Group Partnership L.P. (as the sole member of KKR Europe V Holdings Limited), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR & Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities beneficially owned directly by KKR Rainbow Aggregator L.P.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Class A Common Stock except as described herein.

(c) Except as otherwise described in Item 6 of this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in any shares of Class A Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

As previously disclosed, on November 16, 2020, KKR Rainbow Aggregator, L.P. and certain of its affiliated investment funds (the “KKR Sellers”) entered into a Purchase and Sale Agreement (the “Purchase and Sale Agreement”) with HFS Holdings S.a r.l. (the “Purchaser”), an entity affiliated with Peter Harf, Chairman of the Board of the Issuer, pursuant to which the parties agreed, that KKR Rainbow Aggregator, L.P. would distribute 146,057 shares of Series B Preferred Stock to the KKR Sellers and the KKR Sellers would sell such shares for a price of approximately $1,027, per share, for an aggregate purchase price of $150,000,539, to Purchaser, with any dividends accruing or paid on such shares prior to the closing of the sale payable to the Purchaser.  The closing of the sale occurred on August 27, 2021.

The foregoing description of the Purchase and Sale Agreement does not purport to be complete and is qualified in its entirety by reference to such document, a copy of which was filed as Exhibit G to the Prior 13D and is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2021	KKR RAINBOW AGGREGATOR L.P.

	By:	KKR Rainbow Aggregator GP LLC, its general partner

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Assistant Treasurer

KKR RAINBOW AGGREGATOR GP LLC

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Assistant Treasurer

KKR EUROPEAN FUND V (USD) SCSP

	By:	KKR Associates Europe V SCSp, its general partner

	By:	KKR Europe V S.a r.l., its general partner

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

KKR ASSOCIATES EUROPE V SCSP

	By:	KKR Europe V S.a r.l., its general partner

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

KKR EUROPE V S.A R.L.

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

KKR EUROPE V HOLDINGS LIMITED

	By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Vice President

KKR GROUP PARTNERSHIP L.P.

By:	KKR Group Holdings Corp., its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR GROUP HOLDINGS CORP.

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR & CO. INC.

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR MANAGEMENT LLP

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact